

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Michael Ryan
Secretary
Brookfield Infrastructure Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1023

Re: Brookfield Infrastructure Corporation
Brookfield Infrastructure Partners L.P.
Registration Statement on Form F-3
Filed April 6, 2021
File No. 333-255051

Dear Mr. Ryan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mile T. Kurta